UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                              MANOR CARE, INC.
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                              (Name of Issuer)


                                Common Stock
 ----------------------------------------------------------------------------
                      (Title of Class and Securities)


                                404134-10-8
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                               (CUSIP Number)


                        Lisa Bellamy (301) 592-1300
                      Realty Investment Company, Inc.
       10770 Columbia Pike, Suite 100, Silver Spring, Maryland 20901
 -----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               March 3, 2000
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                       (Date of Event which Requires
                         Filing of this Statement)



 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



      This Statement constitutes Amendment no. 2 to the statement on
      Schedule 13D filed with the Securities and Exchange Commission ("Schedule 13D") on October 5, 1998, as amended, in connection with Stewart Bainum and Jane Bainum's beneficial ownership of shares of the capital stock of Manor Care, Inc. Terms not defined in this Amendment shall have the respective meaning ascribed to such terms in the Schedule 13D.


 1    Name of Reporting Person

      S.S. or I.R.S. Identification No. of Above Person

      Stewart Bainum
      S.S.#: ###-##-####

 2    Check the Appropriate Box if a Member of a Group*
      (a)  (X)     (b)  (  )

 3    SEC Use Only

 4    Source of Funds
      Not applicable

 5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to
      Items 2(C) or 2(E)   (  )

 6    Citizenship or Place of Organization
      USA

      Number of Shares Beneficially Owned by The Reporting Person with:

      7    Sole Voting Power:            5,515,165

      8    Shared Voting Power:          3,714,569

      9    Sole Dispositive Power:       5,515,165

      10   Shared Dispositive Power:     3,714,569

 11   Aggregate Amount Beneficially Owned by The Reporting Person:

      9,229,734

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

 13   Percent of Class Represented by Amount in Row (11)

       8.96 %

 14   Type of Reporting Person:

      IN



 1    Name of Reporting Person

      S.S. or I.R.S. Identification No. of Above Person

      Jane Bainum
      S.S.#: ###-##-####

 2    Check the Appropriate Box if a Member of a Group*
      (a)  (X)     (b)  (  )

 3    SEC Use Only

 4    Source of Funds
      Not applicable

 5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to
      Items 2(C) or 2(E)   (  )

 6    Citizenship or Place of Organization
      USA

      Number of Shares Beneficially Owned by The Reporting Person with:

      7    Sole Voting Power:             798,711

      8    Shared Voting Power:         3,567,869

      9    Sole Dispositive Power:        798,711

      10   Shared Dispositive Power:    3,567,869

 11   Aggregate Amount Beneficially Owned by The Reporting Person:

      4,366,580

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

 13   Percent of Class Represented by Amount in Row (11)

       4.24 %

 14   Type of Reporting Person:

      IN




 Item 1.   Security and Issuer

           (a)  Name of Issuer:
                Manor Care, Inc.

           (b)  Address of Issuer's Principal Executive Offices:
                7361 Calhoun Place, Suite 300
                Rockville, MD  20855

           (c)  Title and Class of Securities:
                Common Stock

 Item 2.   Identity and Background

           (a)  Name:
                Stewart Bainum
                Jane Bainum

           (b)  Business Address:
                10770 Columbia Pike, Suite 100,
                Silver Spring, Maryland  20901

           (c)  Present Principal Employment:
                (i) Stewart Bainum:
                Chairman of the Board, Realty Investment Company, Inc. 10770 Columbia Pike, Suite 100,
                Silver Spring, Maryland  20901

                (ii) Jane Bainum:
                Retired.

           (d)  Record of Convictions:
                During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

           (e)  Record of Civil Proceedings:
                During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)  Citizenship:
                Each of the Reporting Persons is a citizen of the United
                States.

 Item 3.   Source and Amount of Funds or Other Consideration

           Not applicable.

 Item 4.   Purpose of Transaction

           On March 3, 2000, Mr. Stewart Bainum, Jr., a relative of the Reporting Persons, submitted a letter to the Issuer concerning Mr. Bainum, Jr.'s interest in exploring a possible recapitalization or leveraged buyout transaction involving the Issuer. A copy of such letter is attached as an exhibit to this
           Schedule 13D and is incorporated herein by reference.

           While no final decision has been made by the Reporting Persons, it is expected that the Reporting Persons would participate with Mr. Bainum, Jr. in any such transaction.

           Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

 Item 5.   Interest in Securities of the Issuer

           (a)  Amount and percentage beneficially owned by the Reporting
                Persons:

                (i) Stewart Bainum: 9,229,734 shares, including 5,505,869 shares held directly by the Stewart Bainum Declaration of Trust ("SB Trust"), of which Mr. Bainum is the sole trustee and beneficiary; 3,567,869 shares held directly by Realty Investment Company, Inc., a real estate management and investment company in which the SB Trust is a stockholder and Mr. Bainum is the Chairman and President and has shared voting authority; 146,700 shares held by the Commonweal Foundation, Inc., of which Mr. Bainum is Chairman of the Board of Directors and has shared voting authority. Also includes 9,000 shares which Mr. Bainum has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within sixty days and 296 shares in the Non-Employee Director Plan of the Issuer.

                (ii) Jane Bainum: 4,366,580 shares, including 789,711 shares held directly by the Jane L. Bainum Declaration of Trust ("JB Trust"), of which Mrs. Bainum is the sole trustee and beneficiary; 3,567,869 shares held directly by Realty Investment Company, Inc., a real estate management and investment company in which the JB Trust is a stockholder and has shared voting authority.

           (b)  Number of shares as to which each Reporting Person has:

                (i)  Sole Voting Power:
                     Stewart Bainum:          5,515,165
                     Jane Bainum:               798,711

                (ii) Shared Voting Power:
                     Stewart Bainum:          3,714,569
                     Jane Bainum:             3,567,869

               (iii) Sole Dispositive Power:
                     Stewart Bainum:          5,515,165
                     Jane Bainum:               798,711

                (iv) Shared Dispositive Power:
                     Stewart Bainum:          3,714,569
                     Jane Bainum:             3,567,869

           (c) A schedule of transactions effected in the last sixty days is as follows:

                Not applicable.

           (d)  Ownership of more than five percent on behalf of Another
                Person:

                To the extent that shares of the Issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Persons' knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

           (e)  Ownership of Less than Five Percent:

                Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Not applicable.

 Item 7.   Material to be Filed as Exhibits

           99.1 Letter from Mr. Stewart Bainum, Jr. to Mr. William H. Longfield dated March 3, 2000.


                                 Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:  March 6, 2000

                                         /s/ Stewart Bainum
                                         -------------------------------
                                         Stewart Bainum

                                         /s/ Jane Bainum
                                         -------------------------------
                                         Jane Bainum